ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated March 27, 2009

Return Optimization Securities

Enhanced Return Strategies for Moderate Return Environment

UBS AG $•   Securities linked to the UBS Bloomberg CMCI Components USD Excess Return WTI Crude Oil due on or about October 20, 2010

Investment Description

Return Optimization Securities (“ROS”) are securities issued by UBS AG (“UBS”) with returns linked to the performance of the UBS Bloomberg CMCI Components USD Excess Return WTI Crude Oil (the “Index”), which is comprised of two futures contracts on WTI crude oil, one of which is listed on NYMEX and the other listed on ICE (the “Index Commodities”). ROS are designed to enhance index returns in a moderate-return environment — meaning an environment in which market indices generally experience moderate appreciation. If the Index Return is positive, at maturity you will receive your principal plus 2 times the Index Return, up to the Maximum Gain, providing you with an opportunity to outperform the Index. If the Index Return is negative, at maturity you will receive your principal reduced by that negative Index Return. Investing in a ROS is subject to significant risks, including potential loss of principal, a maximum appreciation at maturity and the credit risk of UBS. Any payment on the ROS is subject to the creditworthiness of the Issuer.

Features
☐	Tactical Investment Opportunity: At maturity, the ROS enhance the positive returns of the Index up to the Maximum Gain while providing 1-for-1 downside exposure. In moderate-return environments, this strategy provides the opportunity to outperform investments that track the performance of the Index.
☐	Market Recovery Strategy: If you have experienced a loss on an investment with market exposure similar to the Index, an investment in the ROS can provide an opportunity to accelerate your recovery at maturity if the Index rises.

Key Dates*

Trade Date	April 16, 2009
Settlement Date	April 21, 2009
Final Valuation Date	October 15, 2010
Maturity Date	October 20, 2010
*	In the event that we make any changes to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed to ensure that the stated term of the ROS remains the same.

Security Offering

The ROS are linked to the UBS Bloomberg CMCI Components USD Excess Return WTI Crude Oil with a specified Maximum Gain, which is listed below along with the corresponding maximum payment at maturity. The ROS are offered at a minimum investment of 100 securities at $10.00 per ROS (representing a $1,000 investment) and integral multiples of $10.00 in excess thereof.

Securities	Index Symbol(1)	Maximum Gain(2)	Maximum Payment at Maturity per $10 Security	CUSIP	ISIN
ROS linked to the UBS Bloomberg CMCI Components USD Excess Return WTI Crude Oil	CTWCER	40.00% to 46.00%	$14.00 to $14.60	90265G451	US90265G4516
(1)	Bloomberg, L.P.
(2)	Actual Maximum Gain will be set on the Trade Date.

See “Additional Information about UBS and the ROS” on page 2. The ROS will have the terms specified in the ROS product supplement and accompanying prospectus, as supplemented by the Index supplement and this free writing prospectus. See “Key Risks” on page 4 and the more detailed “Risk Factors” beginning on page PS-10 of the ROS product supplement for risks related to an investment in the ROS. Your ROS do not guarantee any return of principal at maturity. A negative Index Return will result in a payment at maturity of less than $10 per ROS.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document, or the accompanying ROS product supplement, Index supplement or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Security	$10.00	$0.175	$9.825
Total

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the ROS

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the ROS and an Index supplement for various securities we may offer, including the ROS) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the ROS product supplement and the Index supplement if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement for ROS dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000075/v136613_690288-424b2.htm

♦	Index supplement dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000044/v128784_690258-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “ROS” and “Securities” refers to the Return Optimization Securities that are offered hereby, unless the context otherwise requires. Also, references to the “ROS product supplement” mean the UBS product supplement, dated January 13, 2009, references to the “Index supplement” mean the UBS Index supplement, dated January 13, 2009, and references to “accompanying prospectus” mean the UBS prospectus, dated January 13, 2009.

Investor Suitability

The ROS may be suitable for you if:

♦	You believe that the Index will appreciate moderately — meaning that you believe the Index will appreciate over the term of the ROS, although such appreciation is unlikely to exceed the indicative Maximum Gain at maturity
♦	You are willing to make an investment that is exposed to the full downside performance risk of the Index
♦	You do not seek current income from this investment and are not seeking an investment for which there will be an active secondary market
♦	You are willing to hold the ROS to maturity
♦	You are willing to invest in the ROS based on the indicated Maximum Gain, which will be determined on the Trade Date
♦	You are comfortable with the creditworthiness of UBS, as Issuer of the ROS

The ROS may not be suitable for you if:

♦	You do not believe the Index will appreciate over the term of the ROS, or you believe the Index will appreciate by more than the indicative Maximum Gain at maturity
♦	You are unwilling to make an investment that is exposed to the full downside performance risk of the Index
♦	You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation
♦	You seek current income from this investment
♦	You are unable or unwilling to hold the ROS to maturity
♦	You seek an investment for which there will be an active secondary market
♦	You are unable or unwilling to assume the credit risk associated with UBS, as Issuer of the ROS

Indicative Terms of ROS

Issuer	UBS AG, Jersey Branch
Issue Price	$10 per ROS
Term	18 months
Multiplier	2
Maximum Gain	40.00% to 46.00%, to be determined on the Trade Date.
Payment at Maturity (per $10)	If 2x the Index Return (as defined below) is equal to or greater than the Maximum Gain, you will receive:
$10 + ($10 × Maximum Gain)
If 2x the Index Return is positive but less than the Maximum Gain, you will receive:
$10 + ($10 × 2 × Index Return), subject to the Maximum Gain
If the Index Return is zero or negative, you will receive:
$10 + ($10 × Index Return)
In this case, you may lose all or a substantial portion of your principal.
Index Return	Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	The closing level of the Index on the Trade Date
Index Ending Level	The closing level of the Index on the Final Valuation Date

Determining Payment at Maturity

You will receive your principal reduced by the Index Return, calculated as follows:

$10 + ($10 × Index Return)

In this scenario, you could lose some or all of your principal depending on how much the Index declines

Key Risks

An investment in the ROS involves significant risks. Some of the risks that apply to the ROS are summarized here, but we urge you to read the more detailed explanation of risks relating to the ROS generally in the “Risk Factors” section of the ROS product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the ROS.

♦	Full market risk — You may lose some or all of your principal. The ROS do not guarantee any return of principal and are fully exposed to any decline in the level of the Index (as measured by the Index Return). For every 1% decline in the Index, you will lose 1% of your principal at maturity.
♦	No assurances of moderate-return environment — While the ROS are structured to provide enhanced returns in a moderate-return environment, we cannot assure you of the economic environment during the term or at maturity of your ROS.
♦	Maximum return — Your appreciation potential is limited to the Maximum Gain even if the Index Return is greater than the Maximum Gain.
♦	Credit of the Issuer — The ROS are senior unsecured debt obligations of the Issuer, UBS and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ROS depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the ROS and, in the event UBS were to default on its obligations, you may not receive the amounts owed to you under the terms of the ROS.
♦	No interest or income — You will not receive any interest payments during the term of the ROS.
♦	Owning the ROS is not the same as owning the Index Commodities — The return on your ROS may not reflect the return you would realize if you actually owned the Index Commodities or a security directly linked to the Index and you will not have rights that holders of exchange-traded futures contracts on the Index Commodities may have.
♦	Historical performance of the Index should not be taken as an indication of the future performance of the Index — The trading prices of the Index Commodities will determine the level of the Index. The historical performance of the Index should not be taken as an indication of the future performance of the Index during the term of the ROS.
♦	Historical performance of the Index Commodities should not be taken as an indication of the future performance of the Index Commodities during the term of the ROS — Market forces in the market for oil and other commodities generally, and the Index Commodities in particular, will determine the prices of the Index Commodities. As a result, it is impossible to predict whether, or the extent to which, the prices of the Index Commodities will rise or fall. Historical prices of the Index Commodities should not be taken as an indication of future prices of the Index Commodities.
♦	There may be little or no secondary market for the ROS — The ROS will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the ROS will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the ROS, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your ROS prior to maturity could be at a substantial discount from the initial price to public, and as a result you may suffer substantial losses.
♦	Price prior to maturity — The market price for the ROS will be influenced by many unpredictable and interrelated factors, including the level of the Index; the market price of the Index Commodities or exchange-traded futures contracts on the Index Commodities, the volatility of the Index; the composition of the Index; the time remaining to the maturity of the ROS; the supply and demand for the ROS; interest rates in the markets in general; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the ROS in the secondary market is likely to be lower than $10 per ROS on the issue date since the initial price to public includes and the secondary market prices are likely to exclude commissions, hedging costs or other compensation paid with respect to the ROS.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the Index Commodities, or in futures, options, exchange-traded funds or other derivative products on the Index Commodities, may adversely affect the market value of the Index Commodities, the level of the Index, and, therefore, the market value of the ROS.
♦	Potential conflict of interest — UBS and its affiliates may engage in trading activities related to the Index and Index Commodities, which may present a conflict between the obligations of UBS and you, as a holder of the ROS. In addition, the calculation agent, UBS Securities LLC, is an affiliate of UBS and will, among other things, decide the amount of the return paid out to you on the ROS at maturity. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting Index Commodities or the Index has occurred or is continuing on the day when the calculation agent will determine the Index Ending Level. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the ROS, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Index or the Index Commodities, and therefore the market value of the ROS.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the ROS are uncertain. You should consult your own tax advisor about your own tax situation before investing in the ROS. See “What are the Tax Consequences of the ROS?” on page 11.

Risks specific to an investment in the ROS linked to the Index

Changes that affect the composition and calculation of the Index will affect the market value of the ROS and the amount you will receive at maturity.

The Index is comprised of both of the WTI Crude Oil futures contracts included in the UBS Bloomberg CMCI (Constant Maturity Commodity Index). As a result, any change regarding the composition and methodology of the CMCI, in general, and the energy futures contracts included in the CMCI, in particular, will have an effect on the Index.

The CMCI and the Index are overseen and managed by the CMCI Governance Committee, in consultation with the CMCI Advisory Committee (the CMCI Governance Committee and the CMCI Advisory Committee together the “Index Committees”). The Index Committees have a significant degree of discretion, subject to ratification by UBS and Bloomberg L.P. (the “Index Sponsors”), regarding the composition and methodology of the Index, including additions, deletions and the weightings of the Index Commodities, all of which could affect the Index and, therefore, could affect the amount payable on the ROS at maturity and the market value of the ROS prior to maturity. The Index Committees do not have any obligation to take the needs of any parties to transactions involving the Index, including the holders of the ROS, into consideration when re-weighting or making any other changes to the Index.

Furthermore, the bi-annual composition of the Index will be calculated in reliance upon historic price, liquidity and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the Index. Any discrepancies that require revision are not applied retroactively but will be reflected in prospective weighting calculations of the Index for the following year. However, not every discrepancy may be discovered.

The amount payable on the ROS and their market value could also be affected if UBS, in its sole discretion, discontinues or suspends calculation of the Index or the Index Sponsors, in their sole discretion, suspend publication of the Index, in which case it may become difficult to determine the market value of the ROS. If events such as these occur, or if the Index Starting Level or the Index Ending Level are not available because of a market disruption event or for any other reason, the calculation agent — which will initially be UBS Securities LLC, an affiliate of UBS — will make a good faith estimate in its sole discretion of the Index Ending Level that would have prevailed in the absence of the market disruption event. If the calculation agent determines that the publication of the Index is discontinued and that there is no successor index on the date when the Index Ending Level is required to be determined, the calculation agent will instead make a good faith estimate in its sole discretion of the Index Ending Level by reference to a group of physical commodities, exchange-traded futures contracts on physical commodities or indices and a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

Suspension or disruptions of market trading in the commodity and related futures markets may adversely affect the value of your ROS.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the value of your ROS.

Higher future prices of the Index Commodities relative to their current prices (contango) may decrease the level of the Index over time.

The Index is composed of futures contracts on WTI Crude Oil. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts specify a date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by contracts that have a later expiration. For example, a contract purchased and held in August may specify an October expiration date. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as ”rolling.” If the market for these contracts is (putting aside other considerations) in ”backwardation,” where the prices in the distant delivery months are lower when compared to those in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a ”roll yield.” This state of the market is called ”Backwardation.” When the opposite condition exists, i.e. prices of near-term futures contracts are lower than the prices of distant futures contracts, the state of the market is called ”Contango.” Contango commodity markets can result in negative ”roll yields,” which could adversely affect the value of the Index and, accordingly, adversely affect the market value of your ROS.

The market price of the Index Commodities may change unpredictably, affecting the value of the ROS in unforeseeable ways.

Trading in futures contracts associated with the Index Commodities (which are concentrated solely in WTI Crude Oil) is speculative and can be extremely volatile. We expect that generally the market value of the ROS will depend primarily on the market price of oil. Oil prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include macroeconomic factors, including, among other things, global or regional economic, financial, political, regulatory, judicial or other events and industry factors such as short-term changes in supply and demand because of trading activities in the oil market and seasonality (i.e., weather conditions). Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Prices can change rapidly due to crude oil supply disruptions stemming from world events, or domestic problems such as refinery or pipeline outages. Crude oil prices have over the past six months experienced extreme volatility which may continue over the term of the ROS.

Crude oil prices are determined with significant influence by the Organization of Petroleum Exporting Countries (“OPEC”). OPEC has the potential to influence oil prices world wide because its members possess a significant portion of the world’s oil supply. Further, if oil demand rises quickly or supply declines unexpectedly due to refinery production problems or lagging imports, stocks of oil may decline rapidly. When stocks are low and falling, some wholesalers may become concerned that supplies may not be adequate over the short term and bid higher for available product, leading to further price increases. It is impossible to predict the aggregate effect of all or any combination of these factors. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. Your ROS may trade differently from the market price of oil, and changes in the market price of oil may not result in comparable changes in the market value of your ROS.

Investments related to the price of the Index Commodities may be more volatile than traditional securities investments.

Oil interests are “non-correlative” investments and the price of oil is subject to variables that may be less significant to the value of the ROS. Variables such as drought, floods, weather, embargoes and tariffs may have a larger impact on oil prices and oil-linked instruments than on traditional securities. These additional variables may create additional investment risks that cause the value of the ROS to be more volatile than the values of traditional securities.

Forward price curve changes and market expectations for future commodity prices may impact the price of your ROS.

Commodity prices and forward curves are affected by many factors, including macro-economic cycles and supply and demand balances. Such factors may impact the pricing of your ROS in the secondary market. The major forces impacting commodity prices are:

♦	Production and consumption, and, generally, all supply and demand factors,
♦	Geopolitical events,
♦	Inflation, monetary and fiscal policies,
♦	Weather and climate changes,
♦	Research and technological advances, environmental protection policies, etc.

Unlike most assets, future expectations for commodity prices can change dramatically even while current market prices remain stable. Such changes may impact the price of your ROS, creating additional investment risks that cause the value of the ROS to be more volatile than the values of traditional securities.

Regulation of commodity markets is extensive and constantly changing; future regulatory developments are impossible to predict but may significantly and adversely affect the value of the ROS.

Futures contracts and options on futures contracts markets, including those on which the price of the Index Commodities are based, are subject to comprehensive statutes, regulations and margin requirements. The Commodities Futures Trading Commission (“CFTC”) and the exchanges are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. The regulation of commodity transactions in the United States is a rapidly changing area of law and is subject to ongoing modification by government and judicial action. In addition, various national governments have expressed concern regarding the disruptive effects of speculative trading in the currency markets and the need to regulate the derivatives markets in general. The effect of any future regulatory change upon the value of the ROS is impossible to predict, but could be substantial and adverse.

In addition, the CFTC and Congress are continuing to consider whether recent volatility and rapid appreciation in 2008 in WTI Crude Oil futures contracts have been attributable to market manipulation or excessive speculation and, among other things, considering whether to increase the margin required to trade such contracts. The effect of market manipulation or of such regulation on the price of WTI Crude Oil futures contracts is difficult to predict and could adversely affect the value of, and payment at maturity on, the ROS.

There are uncertainties regarding the Index because of its limited performance history.

The Index was launched in January 2007. While the Index is intended to represent a benchmark for investments in WTI Crude Oil, the methodology used to achieve this benchmarking has a limited history in its application. It therefore cannot be determined at this point whether, or the extent to which, the Index will serve as an adequate benchmark for the performance of the WTI Crude Oil market. Moreover, while the Index is subject to bi-annual review and rebalancing in order to maintain the intended commodity weightings, it is uncertain how successful the Index Committees will be in achieving their goal of maintaining an appropriate benchmark.

Prolonged decline in value in energy oriented materials would have a negative impact on the level of the Index and the value of your ROS.

The Index Commodities and the Index are concentrated solely in WTI Crude Oil. Accordingly, a decline in value in such WTI Crude Oil would adversely affect the level of the Index and the value of your ROS. Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. Absent amendment of the Index to lessen or eliminate the concentration of existing WTI Crude Oil contracts in the Index or to broaden the Index to account for such developments, the level of the Index and the value of your ROS could decline.

UBS’ involvement in the Index Committees may conflict with your interest as a holder of the ROS.

The Index is comprised of both of the WTI Crude Oil futures contracts included in the CMCI. UBS nominates members of the Index Committees. Consequently, UBS will be involved in the composition and management of the Index including additions, deletions and the weightings of the Index Commodities or exchange-traded futures contracts on the Index Commodities, all of which could affect the level of the Index and, therefore, could affect the amount payable on the ROS at maturity and the market value of the ROS prior to maturity. Due to its influence on determinations of the Index Committees, which may affect the market value of the ROS, UBS, as issuer of the ROS, may have a conflict of interest if it participates in or influences such determinations.

The Index Committees may be required to replace an Index Commodity.

If, for any reason, one of the Index Commodities ceases to exist or liquidity collapses to abnormal levels, or any other similar event with similar consequences as determined in the discretion of the Index Committees occurs, the CMCI Advisory Committee will call an exceptional meeting to assess the situation Risk Factors and, together with the CMCI Governance Committee, come out with a replacement for the component or for a change in weighting. The replacement of an Index Commodity or a change in weighting may have an adverse impact on the value of the Index.

The ROS are linked to the UBS Bloomberg CMCI (Constant Maturity Commodity Index) Components USD Excess Return WTI Crude Oil, not the UBS Bloomberg CMCI (Constant Maturity Commodity Index) Components USD Total Return WTI Crude Oil.

The ROS are linked to the UBS Bloomberg CMCI Components USD Excess Return WTI Crude Oil, which reflects the returns that are potentially available through an unleveraged investment in the futures contracts on the WTI Crude Oil commodities comprising the Index. The UBS Bloomberg CMCI Components USD Total Return WTI Crude Oil is a “total return” index which, in addition to reflecting those returns, also reflects interest that could be earned on cash collateral invested in 3-month U.S. Treasury bills. Because the ROS are linked to the UBS Bloomberg CMCI Components USD Excess Return WTI Crude Oil, the return on the ROS will not include the total return feature of the UBS Bloomberg CMCI Components USD Total Return WTI Crude Oil. The term “Excess Return” in the title of the Index is not intended to suggest that the performance of the Index at any time or the return on your ROS will be positive or that the Index is designed to exceed a particular benchmark.

The UBS Bloomberg CMCI Components USD Excess Return WTI Crude Oil

The following information on the UBS Bloomberg CMCI Components USD Excess Return WTI Crude Oil provided in this document should be read together with the discussion under the heading “Underlying Indices and Underlying Index Publishers — the UBS Bloomberg CMCI (Constant Maturity Commodity Index)” beginning on page IS-23 of the Index supplement.

Set forth below is a current list of the commodity futures contracts comprising the Index, together with their respective symbols, exchanges and individual tenor weights, as of January 1, 2009 and through to June 30, 2009*:

Component/Quoted SCM	Code	Exchange/ Platform	3M	6M	1Y	2Y	3Y	Total Individual commodity Target Weight**
WTI Crude Oil	CL	NYMEX	35.78%	8.31%	7.68%	9.69%	6.95%	68.41%
WTI Crude Oil	EN	ICE	17.53%	3.61%	3.65%	3.81%	2.99%	31.59%
Total			53.31%	11.92%	11.32%	13.50%	9.94%	100.00%

Source: UBS Investment Bank, CMCI Advisory Committee, CMCI Advisory Committee.

*	Re-weighting of the Target Weights is undertaken on a semi-annual basis. The Target Weights and the weights of the Index tenors listed below will be valid until June 30, 2009.
**	Weights across maturities are determined based on the relative liquidity of the underlying futures contracts. See “—Continuous Rolling of Contracts” on page IS-25 of the Index Supplement.

The weights of the Index tenors (maturities) are as follows***:

***	The bars represent cumulative tenor weights of the 2 futures contracts for each constant maturity.

The commodities included in the Index as of March 26, 2009, and their initial relative weights, are as follows:

Historical Closing Levels of the Index

Any historical upward or downward trend in the value of the Index during any period shown below is not an indication that the value of the Index is more or less likely to increase or decrease at any time during the term of the ROS. The historical Index levels do not give an indication of future performance of the Index. UBS cannot make any assurance that the future performance of the Index or the Index Commodities will result in holders of the ROS receiving a positive return on their investment. The Index Starting Level will be determined on the Trade Date.

The table below shows the performance of the Index from December 31, 1998 through March 26, 2009. As the Index was only launched on January 29, 2007, all historical data contained in the following tables and graphs that relate to the period prior to such date was derived by applying the Index’s calculation methodology to the historical prices of the commodity futures contracts comprising the Index.

Pro Forma and Historical Results for the
period December 31, 1998 through March 26, 2009

Year	Ending Level	Annual Return
1998	127.25
1999	231.87	82.21%
2000	319.10	37.62%
2001	284.72	-10.77%
2002	403.52	41.72%
2003	536.06	32.84%
2004	841.69	57.02%
2005	1209.34	43.68%
2006	1145.12	-5.31%
2007	1616.67	41.18%
2008	930.99	-42.41%
2009	948.14	1.84%*
* Actual as of March 26, 2009

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

The table below shows the performance of the Index from January 1, 1998 through March 26, 2009 in comparison with two comparable commodities indices: the S&P Goldman Sachs Commodity Index (GSCI®) (“S&P GSCI”) Crude Oil Excess Return and the Dow Jones-AIG (“DJAIG”) Crude Oil Excess Return. Each of the S&P GSCI Crude Oil Excess Return and the DJAIG Crude Oil Excess Return indices are comprised of the WTI futures contract that is listed on NYMEX. The data for the Index is derived by using the Index’s calculation methodology with historical prices.

	Pro Forma and Historical Results for the period January 1, 1998 through March 26, 2009
	CMCI Crude Oil Excess Return	S&P GSCI Crude Oil Excess Return	DJAIG Crude Oil Excess Return
Total Return	369.63%	57.76%	92.02%
Annualized Return	14.79%	4.15%	5.99%
Annual Volatility*	30.89%	38.42%	37.27%
Sharpe Ratio†	0.40	0.05	0.10
*	The volatility, or standard deviation, measures the uncertainty in a random variable, which, in this case, is investment returns. The higher the volatility of the investment returns, the higher the standard deviation. Volatility as presented in this table represents annual volatility, or one standard deviation move expected in one year.
†	The Sharpe Ratio is a return/risk measure calculated by dividing the “return” by the “risk”. “Return” is defined for the Sharpe Ratio as the incremental average annual return of an investment over the risk free rate. “Risk” is defined for the Sharpe Ratio as the standard deviation of the annual investment returns less the risk free rate. The “risk free rate” for these purposes is assumed to be the average annualized rate of the 90 Day U.S. Treasury bill from December 31, 2007 to March 26, 2009.

The graph below illustrates the performance of the Index from January 1, 1998 to March 26, 2009 in comparison to the S&P GSCI Crude Oil Excess Return and the DJAIG Crude Oil Excess Return. The data for the Index is derived by using the Index’s calculation methodology with historical prices.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples assume a 43.00% Maximum Gain and a range of Index performance from +50% to –50%. The actual Maximum Gain for the offering will be set on the Trade Date.

Example 1 — On the Final Valuation Date, the Index closes 3% above the Index Starting Level. Since the Index Return is 3%, you will receive 2x the Index Return, or a 6% total return, and the payment at maturity per $10.00 principal amount of the ROS will be calculated as follows: $10.00 + ($10.00 × 2 × 3%) = $10.00 + $0.60 = $10.60.

Example 2 — On the Final Valuation Date, the Index closes 30% above the Index Starting Level. Since 2x the Index Return of 30% is more than the Maximum Gain of 43.00%, you will receive the Maximum Gain of 43.00%, and the payment at maturity is equal to $14.30 per $10.00 principal amount of ROS.

Example 3 — On the Final Valuation Date, the Index closes 20% below the Index Starting Level. Since the Index Return is -20% on the Final Valuation Date, your investment will be fully exposed to the decline of the Index and your payment at maturity will be calculated as follows: $10 + ($10 × -20%) = $10 – $2.00 = $8.00 per $10.00 principal.

What are the Tax Consequences of the ROS?

In the opinion of our counsel, Sullivan & Cromwell LLP, your ROS should be treated as a pre-paid derivative contract with respect to the Index. The terms of the ROS generally will require you and us (in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary) to treat your ROS for all tax purposes in accordance with such characterization. If your ROS are so treated, you should generally recognize capital gain or loss upon the maturity of your ROS (or upon your sale, exchange or other disposition of your ROS prior to its maturity) equal to the difference between the amount realized and the amount you paid for your ROS. Such gain or loss should generally be long-term capital gain or loss if you held your ROS for more than one year. However, because there is no authority that specifically addresses the tax treatment of your ROS, it is possible that your ROS could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-26 of the ROS product supplement. For additional information, please see “Supplemental U.S. Tax Consideration” beginning on page PS-25 of the ROS product supplement.

The Internal Revenue Service has released a notice that may affect the taxation of holders of the ROS. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the ROS should be required to accrue ordinary income on a current basis. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the ROS will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your ROS for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-25 of the ROS product supplement unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

Moreover, in 2007, legislation was introduced in Congress that, if enacted, would have required holders of ROS purchased after the bill was enacted to accrue interest income over the term of the ROS despite the fact that there will be no interest payments over the term of the ROS. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your ROS.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of December 31, 2008 (audited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	289,700	271,662
Total Debt	289,700	271,662
Minority Interest(2)	8,002	7,504
Shareholders’ Equity	32,800	30,758
Total capitalization	330,502	309,923
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.93773 (the exchange rate in effect as of December 31, 2008).

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents,” and the Agents will agree to purchase, all of the ROS at the price indicated on the cover of the final pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the ROS.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the ROS and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Structured Product Characterization

To help investors identify appropriate investment products (“structured products”), UBS organizes its structured products into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The ROS are classified by UBS as an Optimization Strategy for this purpose. The description below is intended to describe generally the four categories of structured products and the types of protection that may be offered on those products. This description should not be relied upon as a description of any particular structured product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection at maturity, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These structured products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These structured products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or exchange traded funds or to allow efficient access to new markets. These structured products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These structured products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset declines below the specified threshold at any time during the term of the securities, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset. In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of structured products into categories is not intended to guarantee particular results or performance.